Exhibit 99.1

Webinar

April 22, 2026

10 a.m. ET

Presenters

Bryan Baritot - Alliance Advisors IR

Jarett Goldman - CFO, Constellation Acquisition Corp. I

Ian Rodger - CEO, HiTech Minerals, Inc. and Jindalee Lithium Limited

Bryan Baritot

Good morning, everyone, and welcome to the US Elemental Investor Webinar. My name is Bryan Baritot and I'm with Alliance Advisors, the investor relations advisor to US Elemental. I'll be serving as your moderator today.

Before we get started, I'd like to take a moment for some brief housekeeping. Today's webinar is being recorded and will be made available on US Elemental's website at uselemental.com following the call. A copy of the investor presentation we'll be referencing today is also available on that site.

I'd also like to remind everyone that certain statements made during today's presentation may constitute forward-looking information. These statements reflect the current expectations of management, and are subject to risks and uncertainties that could cause actual results to differ materially. I encourage all participants to refer to the full disclaimer and forward-looking statements disclosure contained within the investor presentation and in the press release issued on April 9th, both of which are available at Uselemental.com and on the SEC's website at SEC.gov. Nothing on this call constitutes an offer to sell or solicit -- or a solicitation to buy any securities.

Today we have a great group joining us. For prepared remarks, we have two speakers; first Ian Rodger, the incoming Chief Executive Officer of US Elemental and current CEO of HiTech Minerals. Ian brings deep experience in the mining and resources sector, with a career spanning leadership roles at Rio Tinto, BHP, OZ Minerals, and RFC Ambrian. He has been the driving force behind the development of the McDermitt Lithium Project, and is leading the charge to bring US Elemental to the U.S. public markets.

Also joining us for prepared remarks is Jarett Goldman, CFO of Constellation Acquisition Corp. I, Jarret has a strong background in finance and capital markets, with experience at Citi and at Antarctica Capital. He has been the -- instrumental in structuring this transaction and positioning it for success.

We are also pleased to have Tristan Garthe available for our Q&A session. Tristan is CFO of HiTech Minerals and brings deep experience to project finance and corporate development. Tristan will be available to answer your questions following our prepared remarks.

We'll have approximately 20 minutes of prepared remarks followed by a live Q&A session. If you have a question, please drop it into the Q&A window at the bottom of your Zoom screen, and we'll address as many as we can.

With that, let me turn it over to Jarret to get us started.

Jarett Goldman

Thanks, Bryan, and good morning, everyone. We really appreciate you all joining us today. I want to start by giving you a sense of who we are at Constellation and why we're excited to be part of this transaction.

Constellation Acquisition Corp. I is sponsored by Antarctica Capital, a global investment firm headquartered in New York with over $10 billion in assets under management. We specialize in both public and private markets, real assets, and insurance, and we bring decades of experience advising and investing in companies across the globe.

When we look at potential business combination candidates, we're looking for a few key things: a quality company, a compelling macro backdrop, clear rationale to go public, and the right management team to execute. US Elemental checks all those boxes, and we feel very strongly about that.

On the company, what Jindalee has built through the acquisition and early development of the McDermitt asset is truly exceptional. This is one of the largest known lithium resources in the United States, with a resource of 21.5 million tons of lithium carbonate equivalent and a project lifespan of over 60 years. That kind of scale and longevity for a mining asset is rare anywhere in the world, let alone domestically in the U.S.

On the macro side, we are in a defining moment for U.S. critical minerals policy. The federal government has made it abundantly clear that securing domestic lithium supply is a national priority, and we're seeing real capital, both public and private, move into this space. Increased investor interest is also supported by medium and long-term supply and demand trends that point to a looming structural supply deficit for lithium. Given these factors, we believe the timing to advance the McDermitt Project could not be better.

On the management team, Ian, Lindsay, and team at Jindalee have spent years methodically de-risking this asset, completing a rigorous prefeasibility study, earning a DOE partnership, and securing FAST-41 status. That track record gives us real confidence in what comes next.

Forming US Elemental and pursuing a U.S. listing is, in our view, the right strategy to maximize the value of this business, bringing it closer to the U.S. capital markets, U.S. institutional investors, and the strategic partners who are actively looking for domestic lithium supply solutions.

With that, I'm delighted to turn it over to Ian, who'll walk you through the business and the opportunity in more detail.

Ian Rodger

Thank you, Jarett, and good morning, everyone. I'm Ian Rodger, CEO of HiTech and Jindalee Lithium, and the incoming CEO of US Elemental. I've spent my career in mining across some of the world's leading companies, Rio Tinto, BHP, and OZ Minerals, and I can tell you honestly that the McDermitt Lithium Project is amongst the most strategic projects I've worked on. It's not just about the scale or the resource, it's about with the project means for the U.S. energy security and why we believe the window to advance it is right now.

The McDermitt Project is an advantaged tier 1 lithium resource. It's one of the largest in the country, with a five year payback period and a project life that exceeds 60 years. We have a DOE partnership behind us. And as you'll hear shortly, we are among the first 10 projects added to the FAST-41 federal permitting program. This combination of asset quality, government alignment, and project momentum is what really sets the McDermitt Project and US Elemental apart.

So, why is this the right moment? The answer starts with a supply chain vulnerability that has become impossible to ignore. China controls approximately 70% of global lithium processing and about 90% of LFP battery production capacity. Meanwhile, the U.S. imports roughly about 75% of its lithium-ion batteries, a dependency that many now consider a national security vulnerability.

With about 87% of all lithium batteries -- sorry -- all lithium consumed in batteries and batteries sitting at the intersection of energy independence and economic growth as well as national security, the urgent -- the urgency to build domestic supply is really acute. The Trump administration has clearly recognized this. The McDermitt Project was one of the first 10 mining projects added to the FAST-41 transparency program, and remains one of the handful of lithium projects part of that program. And that's a really direct signal that this project matters at the highest levels of the U.S. government.

This policy urgency is really translating into capital flows. We're seeing a remarkable acceleration in government and institutional support for domestic critical minerals over the last year. The administration signed an executive order around March 2025 to immediately increase American mineral production.

Tariffs on Chinese lithium-ion batteries have been significantly increased, and the DOE provided $2.26 billion in financing for the nearby Thacker Pass Project in Nevada, the closest comparable to McDermitt, and in March 2026 announced an additional $500 million in funding in terms of opportunity for domestic critical minerals processing. In addition to that, in February this year, the U.S. also launched Project Vault, a $12 billion strategic critical mineral reserve. This is serious capital being deployed.

The investment community is starting to pay attention. We're seeing materially increased trading volumes in U.S. critical mineral ETFs as policy and defense demands drive a scarcity premium. Capital is moving into the space, and we believe US Elemental is exceptionally positioned to capture this investor interest.

Beyond policy, something structural has changed in the lithium market, and, you know, that's the demand picture that I really want to elaborate on and make sure that investors understand. For years, the lithium demand story was primarily an electric vehicle story. That's changed. The battery energy storage systems, or BESS for short, have emerged as a powerful and durable second demand engine.

BESS demand for batteries is projected to grow by about 55% in 2026 alone. Energy storage's share of lithium demand has grown from 13% in 2023 to about 23% in 2025, and projected to reach 31% this year. That's incredible on a rapidly growing market. The U.S. installed a record 57.6 gigawatt hours of battery storage in 2025, a 30% increase over 2024 and the second largest installation by country globally.

This is no longer a single use commodity. Lithium demand is now underpinned by multiple durable policy resilient growth engines. And the long-term supply demand -- excuse me -- dynamics strongly favor projects with scale and the timeline of McDermitt.

Additionally, there's a third driver that's increasingly part of the conversation, and that's artificial intelligence. Data centers consumed approximately 1.5% of global electricity in 2024. By 2020 -- by 2030, I should say, that figure is expected to reach 3%. Doing the math, that's 2.3 times increase in total electricity consumption from data centers.

As infrastructure scales, data centers are increasingly replacing traditional battery backup systems with lithium-ion storage, and that's driven by high energy density, longer lifecycle, faster charging, and a smaller footprint. This is really incremental demand for battery grade lithium carbonate, and it's an underappreciated part of the long-term thesis.

The investment community is beginning to reconnect with the lithium thesis in a meaningful way. Over the last couple of months, we've seen Barron's declare Wall Street is back on the lithium train. We've seen UBS identifying lithium as entering its third major price upcycle on strong structural demand and a lagging supply response.

Additionally, Deutsche Bank has upgraded major lithium producers to a buy. J.P. Morgan has identified storage demand pulling lithium back into deficit. And Morgan Stanley has named lithium as a top commodities conviction pick for 2026.

The momentum has shifted. US Elemental sits at the center of all this. And our production timeline, targeting first lithium production in the early 2030s, aligns directly with accelerating BESS demand and forecast supply deficits. Importantly, we are domestic. We are at scale. And with a 63 year project life, we offer durable exposure to a theme that is only going to get stronger.

Slide 24 brings it all together. U.S. national security is a -- is driving policy. You know, BESS is transforming the demand fundamentals of the lithium market, surging domestic lithium demand projected to grow by 490-odd percent by 2030. There's a potential deficit in the lithium market starting this year. And the significant U.S. government funding is already flowing into domestic lithium capabilities.

Clearly, these tailwinds are converging and they're converging right now, and, you know, that's why we're really excited. So, let's dive into the project itself. I want to spend a moment on FAST-41 initially, because this matters and I want to make sure that you understand why.

FAST-41 is a federal framework established to streamline permitting for projects of national strategic importance. It improves the transparency and interagency coordination with the -- sorry -- and lists projects on the federal permitting dashboard with clear timelines and promotes faster decisions, reducing the delays that have historically challenged mining developments within the United States.

McDermitt is one of the first 10 mining projects to receive that FAST-41 transparency project status. And while there's been additional projects added, we're one of the few lithium projects on that list. And to put that in context, that sits alongside Albemarle's Silver Peak Lithium Mine and otherwise projects backed by majors like Rio Tinto. This designation is not ceremonial. It has been a direct signal from the U.S. government that McDermitt is considered a strategic asset, and it strengthens our confidence in the permitting pathway ahead of us.

Turning to the asset itself, the McDermitt Caldera is potentially one of the largest known accumulations of -- in the globe. Our mineral resource stands at 21.5 million tons of lithium carbonate equivalent, one of the largest in the United States and in the top handful of projects globally.

Investors familiar with Lithium Americas Thacker Pass Project, which is located in the same geological feature immediately south of us in Nevada, is backed by a $2.26 billion loan through the Department of Energy. Excuse me. And people will appreciate the comparable scale and strategic positioning of McDermitt, with the added advantage of being earlier stage and therefore offering a more compelling entry point, which we'll touch on in a couple of slide's time.

In terms of the project economics, the 2024 prefeasibility study confirmed very strong project economics. McDermitt is expected to generate a post-tax NPV of $3.23 billion at an 8% discount rate and a post-tax IRR of 17.9%, as well as a planned production of approximately 47,500 tons -- sorry, 47,500 tons of lithium carbonate per year, with an EBITDA of 66% -- sorry, EBITDA margin of 66%.

The project sits in the bottom half of the global cost curve, with a five year payback period from first production and a total project life of 63 years, which only uses a fraction of the currently defined resource base. These are world-class economics for a project of this scale and of the this strategic importance, and we believe that there is range of opportunities to further improve the economics, including the potential for byproducts.

One potential -- and the additional element, sorry, that's worth flagging in the context of byproducts is a magnesium opportunity. The McDermitt deposit contains a significant magnesium byproduct opportunity. The 2024 PFS focused solidly on lithium and assumed magnesium would report to the waste stream, even though the broader resource base contains roughly 20 times more magnesium than lithium.

The U.S. imports the vast majority of its magnesium, making this another strategic vulnerability that US Elemental is well-positioned to help address. We're actively evaluating the potential for magnesium byproduct recovery, which we -- which could, sorry, provide meaningful upside to the already compelling base case economics.

It's worth stepping back to appreciate just how far the project has come and how quickly it has advanced. We confirmed extensive lithium mineralization at McDermitt in 2018 via our initial discovery drill program. By 2023, drilling had expanded the resource base to 21.5 million tons of contained lithium carbonate. In 2024, we completed a rigorous prefeasibility study with the help of Fluor, a major U.S. engineering firm, confirming a 63 year project life as well as signing an R&D with the Department of Energy later that same year.

In 2025, the project received FAST-41 designation and achieved a significant permitting milestone with the approval of our exploration plan of operations from the federal government. And now, in 2026, we're announcing the business combination with Constellation, a major milestone that we believe unlocks the next chapter of development.

Looking ahead, the commercialization roadmap is clear: completion of the selection studies, rolling into a feasibility study, permitting advancement, financing and project execution, with first production targeted for the early 2030s, aligning directly with the anticipated lithium supply deficit.

With that, I'll hand it back over to Jarett to walk us through the transaction structure and the valuation.

Jarett Goldman

Thanks. Thanks, Ian. I want to walk everyone through the transaction structure and the valuation framework that underpins this transaction.

At its core, this transaction is about bringing a world-class U.S. lithium asset directly into the U.S. capital markets. Through this proposed business combination, HiTech Minerals will become a wholly-owned subsidiary of US Elemental Inc., a new company expected to trade on NASDAQ under the ticker ULIT.

Post-transaction, Jindalee is expected to retain approximately 80% or more ownership of US Elemental. The transaction also includes a capital raise approximately $20 to $30 million to fund continued project advancement.

Slide 22 has the full transaction detail. At a high level, the transaction applies a pre-money value paid to Jindalee's shareholders a $500 million and a pro forma enterprise value of approximately $571 million, with approximately $15 million of net cash expected to be delivered to the balance sheet at closing, which includes additional investment from Antarctica Capital that has already been committed to support the transaction.

Slide 23 is one that I'd encourage everyone to spend some time with. The $571 million pro forma enterprise value represents an 82% discount to the project's $3.23 billion post-tax NPV. For a project of this scale, quality, and strategic importance with FAST-41 status, a DOE partnership, and the policy tailwinds Ian described, we believe this discount to intrinsic value represents a compelling entry point for investors today.

With that, I'll hand it back to Ian for closing remarks.

Ian Rodger

Thank you, Jarett. I want to close by saying this, that the formation of US Elemental represents a pivotal milestone not just for HiTech and Jindalee and its shareholders, but for U.S. energy security. We have spent years building this asset the right way, with rigorous technical work, genuine government and stakeholder engagement, and a disciplined approach to development.

The business combination with Constellation and Antarctica Capital gives us the platform to take McDermitt to the next chapter, a U.S. listing, access to U.S. capital, and an accelerated pathway to becoming a key domestic supplier of battery grade lithium carbonate.

The macroenvironment has never been more supportive. The demand for domestic lithium supply has never been more urgent. And the McDermitt project has never been better positioned. We're excited with what lies ahead, and we look forward to sharing the journey with the investment community.

For all materials, including this investor presentation, the press release, and the webinar replay, encourage people to look -- to take a look at Uselemental.com. With that, I'll hand things back to Bryan for the Q&A.

Bryan Baritot

Thank you, Ian. Thank you, Jarret. That was a great overview of the opportunity.

We're now going to open it up for questions. Please drop your questions into the Q&A window at the bottom of your Zoom screen and we'll do our best to get through as many as we can. We have Ian, Jarret, and Tristan available for questions. We'll give a few minutes to let the queue fill up with questions.

Great. We'll start at the top here with what looks like an asset focused question. Ian, for investors who are hearing about McDermitt for the first time, can you briefly summarize why you believe this -- the McDermitt Project is one of the most compelling lithium development assets in the United States today?

Ian Rodger

Yes. Thanks for the question, Bryan. I think there's a couple of things that really, you know, differentiate our asset. It's the scale of the resource, 21.5 million tons of lithium carbonate equivalent. It's a generational asset that will produce lithium chemicals in the United States, and one of these assets that could fundamentally underpin the -- you know, the U.S. as a force in domestic lithium production.

And importantly, that is being recognized, you know, through the FAST-41 and other government engagements, including the Cooperative Research and Development Agreement with the Department of Energy. So, we think, you know, that really differentiates our asset. And really, if we look -- you know, look to our near neighbors in Lithium Americans and Thacker Pass, who are a more advanced project but a go-live project, it's sort of just demonstrates the pathway that we're on in terms of unlocking value from this asset.

Bryan Baritot

Thanks, Ian. Another one here looks like a question on just the overall transaction. You know, I think one thing that's new for investors on this call is, you know, the -- some of the pre and pro forma ownership structure dynamics and moving pieces there.

So, maybe Jarett, just moving to the question here, can you briefly explain how the ownership structure works, specifically how Jindalee, HiTech Minerals, and Constellation fits into US Elemental pro forma after the business combination closes?

Jarett Goldman

Sure, Bryan. I'm happy to take that question. So, I -- and I understand there's a bit of nuance. But to try to make this simple, the SPAC, which is U.S. -- which is Constellation Acquisition Corp. I, will be merging with HiTech Minerals. And HiTech Minerals is the wholly-owned subsidiary of Jindalee Lithium, which owns all the assets and the IP related to the McDermitt Project.

So, HiTech Minerals and Constellation will be merging. And the result of that merger will be the creation of US Elemental Inc, which will become the successor entity that is -- becomes the listed entity on NASDAQ. That entity will then be owned approximately 80% by Jindalee Lithium and then, indirectly through Jindalee Lithium, its shareholders, will be owned by legacy shareholders of Constellation Acquisition Corp. I, the SPAC, and then will also be owned by new investors providing capital into the company at closing of the transaction.

Bryan Baritot

It looks like we had a follow-up here, just question on Jindalee shareholders potentially receiving U.S. Elemental shares, and any -- you know, what the potential ratio could look like, if we disclose that.

Jarett Goldman

Right. That --

Ian Rodger

Well, I --

Jarett Goldman

Ian, I can just answer that. So, that -- so, Jindalee shareholders will not directly be receiving shares in US Elemental, Inc, as I just described. Jindalee Lithium, which will remain -- and Ian can talk about it in more detail, will remain a listed entity on the ASX, will be the direct owner, approximately 80% owner, of US Elemental. And the shareholders of Jindalee Lithium will own indirectly, you know, shares in US Elemental through their shareholdings of Jindalee Lithium. So, there'll be no direct exchange of shares.

Bryan Baritot

Great. And then moving to what looks like a question just on overall U.S. government engagement, Ian, there's been a lot of attention on the U.S. government's push to secure domestic critical minerals. Can you talk about where McDermitt stands in terms of federal engagement and what you expect the path forward to look like from a permitting, policy, and financing standpoint?

Ian Rodger

Yeah, course. So, where I'd start with that question is, as I touched on in the presentation, McDermitt's a reasonably high-profile project in the U.S. government because of the strategic nature, and that's validated through FAST-41, etc., and our R&D agreement with the DOE.

What I would say is that, you know, there's been a lot of funding appropriated through the One Big Beautiful Bill, etc. There's a range of funding opportunities being, you know, pushed down the chute, as to speak, currently by the U.S. government, and there's a real desire to accelerate that.

We're really well-positioned in terms of that. You know, we've had direct engagement over the last 6 to 12 months with the White House, with senior government officials in different government agencies particularly around funding. Those conversations are ongoing. Our initial target is targeting government funding that could potentially co-fund, you know, the next stage of development and ultimately accelerate project development into production.

Bryan Baritot

Great. And speaking of production, an interesting question here. You know, we traditionally see securing binding offtake agreements with major OEMs as the primary catalyst that unlocks commercial debt, reduces shareholder dilution, etc. As we move toward public listing, how heavily is the board prioritizing these strategic long-term offtake partnerships and potential opportunities?

Ian Rodger

I'll take that question, Bryan. You know, as we stand today, the McDermitt Project has been deliberately kept, you know, offtake free. We've had interest from groups over a number of previous years around that, particularly because it's a key lever for project financing. And so, as we advance through feasibility study, and so -- as we touched on in the presentation, you know, one of the core pillars of the use of proceeds of taking US Elemental public is around accelerating the feasibility study and associated work programs.

And as we advance through that, we expect for those conversations and negotiations to develop so that, when we're in the position of reaching a final investment decision in a number of years' time, that we have those offtake arrangements in place and they're contributing to, you know, a value accretive capital structure to finance the project at that time.

Bryan Baritot

Thanks, Ian. Another good question maybe for Jarett, and I think just helping people understand the overall relationship that Jindalee will have with US Elemental going forward. But the specific question, how does Jindalee intend to use it shares of ULIT?

Jarett Goldman

Right. So, I think that's a question I would have to defer to Ian and the Jindalee management team on. Because just -- but just to highlight once again, Jindalee will be a shareholder of US Elemental, Inc and will own directly approximately -- at closing, approximately 80% of the shares. And then, you know, what Jindalee, you know, chooses to do with that will be somewhat subject to Jindalee's management team and its board's kind of desire.

So, Ian, if you'd like to add to that, feel free to.

Ian Rodger

Yeah. Yeah, for sure. I think zooming out a second from a Jindalee point of view, you know, this -- you know, we're believers in the project. And, you know, this is an avenue to introduce more capital alongside our existing shareholding to progress the project through, you know, to a final investment decision.

And that's reflected in the transaction structure. We'll largely have our shareholding position -- I guess as part of the business combination agreement, we'll largely have our shareholding locked up as part of this transaction for 12 months, as will -- Antarctica is positioned as well, and that's part of the BCA.

And so, I think that just gives you an indication that we are believers in the project. And there's not -- from a Jindalee point of view, it's around accessing further capital and getting through a number of these key value -- sorry, value catalysts in terms of de-risking steps for the project in terms of infield drilling and feasibility work streams. And we're sort of not intending as part of this transaction for -- you know, to sell down any portion or whatnot. And we're are really sort of committed over the medium-term.

Bryan Baritot

And then moving over to the asset, the project itself, a good question here. What is the current status of the environmental permitting for the McDermitt Project, and how should we think about the critical path forward?

Ian Rodger

Yeah, good question. I'll take that one again. So, I touched on at the top we've just achieved our exploration plan of operations federal government approval.

Actually, probably to take a -- to step back to more holistically answer the question, it's located on federal land, so the key permits are through the NEPA process. It's BLM administrated land. There are state-level permits, etc., but the key permits steps are through the federal agencies, in particular the BLM.

So, there's sort of three key steps. We've operated under a notice level almost exclusively to date. Then there's the exploration plan of operations, which really unlocks the next stage of development in terms of infield drill, more data collection, etc. And so, we've received that approval from the BLM at the end of last year.

The next step as we proceed through feasibility with the data collection is then to put in our application post the completion of environmental impact statements to -- for our mine plan of operations, which as the name implies is the permit for the mine and production facility in due course. And so, we're in between those key steps there. And really, the next phase of work is really the data collection, drilling, etc., to feed into a major permitting approval, you know, likely, you know, towards the end of next year.

Bryan Baritot

Thanks, Ian. And then looks like a bit of a follow-up there kind of on the project itself. Can you just talk about the processing route work and any testing? And the test, it looks like, you know, has it been validated through testing, and can you just speak to that process?

Ian Rodger

Yeah. You know, over the last sort of seven or eight years, we've done a whole range of metallurgical test work. Our PFS was underpinned by a metallurgical test work program managed by Fluor, who are obviously a leading U.S. based EPCM firm, and completed in Colorado, where we tested everything from run of mine ore all the way through to battery grade lithium chemicals.

And so, we've -- there's further work to do to pilot that at a larger scale and refine the process design parameters, but we've essentially demonstrated that the flowsheet works. The flowsheet, in high level terms, it's a beneficiation front-end, which is essentially a wet screen to remove the coarse material and to keep the lithium containing clay material, and then there's a fired by sulfuric acid leach and purification steps to produce the battery grade lithium chemicals.

And we're looking at ways to further optimize the results we got in the PFS. We recognized a number of areas as part of our -- the PFS that we know that we can improve on, and we expect that will continue to do that test work leading -- both leading up to and inclusive of the pit -- sorry, inclusive of the feasibility study. And we expect we'll be able to materially improve some of those parameters as we go forward.

Bryan Baritot

Thanks, Ian. We'll give folks may be a few more seconds if any other relevant questions come up. Looks like that'll be it today, and we'll go ahead and wrap things up there.

On behalf of the entire US Elemental and Constellation team, thank you for your interest and your thoughtful questions today. We look forward to keeping you updated as the story develops. And please don't hesitate to reach out to us directly at uselementalir@allianceadvisors.com. Thanks, everyone, and have a great day.